Steinhoff International Holdings Ltd

13 October 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find a copy of a public announcement in respect of the company's audited results for the year ended 30 June 2005, made through the news service of the JSE Securities Exchange South Africa for your records. A copy of the company's annual report will be forwarded to you shortly

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

dlw 1/5

Headlines

- Group Revenues increase by 88% in Euros and 81% in Rand
- 40% growth in headline earnings in Euros and 35% in Rand
- Headline earnings per share increase by 33% in Euros and 28% in Rand
- Strong regional independent balance sheets support future growth
- R1,4 billion cash generated by operations
- Distribution to shareholders increase by 36% to 30 cents per share

Geographically expanded operations and regionally focused business model continue to deliver sustainable growth

Segmental analysis in euro '000

12 months ended 30 June 2005

	Earnings* 30/06/2005	Earnings* 30/06/2004**	% change
Manufacturing	154 865	110 266	40
Wholesale, distribution and retail	95 295	60 179	58
Total	250 160	170 445	47

Geographical analysis in euro '000

12 months ended 30 June 2005

	Revenue' 30/06/2005	Revenue'** 30/06/2004	% change
Southern Africa	1 278 831	337 487	279
European Community	836 548	746 918	12
Pacific Rim	301 378	202 603	49
Total	2 416 757	1 287 008	88

Geographical analysis in euro '000

12 months ended 30 June 2005

	Earnings 30/06/2005	Earnings' 30/06/2004**	% change
Southern Africa	81 836	41 880	95
European Community	137 885	111 711	23
Pacific Rim	30 439	16 854	81
Total	250 160	170 445	47

Segmental analysis in rand '000

year ended 30 June 2005

	Revenue	%	Earnings*	%	Net assets	%
Manufacturing	9 405 831	49	1 224 843	62	5 581 701	63
Wholesale, distribution and retail	9 708 538	51	753 695	38	3 338 369	37
Total	19 114 369	100	1 978 538	100	8 920 070	100

year ended 30 June 2004**

	Revenue	%	Earnings*	%	Net assets	%
Manufacturing	7 334 650	69	905 781	65	4 311 835	67
Wholesale, distribution and retail	3 237 480	31	494 341	35	2 142 771	33
Total	10 572 130	100	1 400 122	100	6 454 606	100

Geographical analysis in rand '000

year ended 30 June 2005

	Revenue	%	Earnings*	%	Net assets	%
Southern Africa	10 114 406	53	647 255	33	2 182 154	24
European Community	6 616 334	35	1 090 538	55	5 970 158	67
Pacific Rim	2 383 629	12	240 745	12	767 758	9
Total	19 114 369	100	1 978 538	100	8 920 070	100

year ended 30 June 2004**

	Revenue'	%	Earnings**	%	Net assets	%
Southern Africa	2 772 290	26	344 029	25	1 458 975	23
European Community	6 135 558	58	917 650	65	4 381 961	68
Pacific Rim	1 664 282	16	138 443	10	613 670	9
Total	10 572 130	100	1 400 122	100	6 454 606	100

* *Income before interest, taxation, discontinued operations and impairment writes offs, including share of associate companies' income, and excluding minority interests.*

** *Prior year figures have been restated to reflect the changes in accounting policies.*

' *Prior year figures have been reallocated between European Community and Pacific Rim to incorporate all trading activities conducted and the expansion in the Pacific Rim area to correspond with the classification in the current period.*

An amount of R886 million (2004: R947 million) of southern Africa's revenue comprised exports to the European Community and the USA amounting to approximately 9% (2004: 34%) of its activities. The Group's revenue exposure to the local South African furniture market amounted to 10% (2004: 17%)

CORPORATE ACTIVITY

The Group concluded the following corporate transactions during the year under review:

- with effect from 1 October 2004, Steinhoff acquired, from the liquidator concerned, the assets, including designs, brands, trademarks, drawings and manufacturing equipment, of Hukla Möbelwerke GmbH. This acquisition is proving to be beneficial and its incorporation as part of the Group is delivering the desired results;
- following the exercise by Steinhoff of its pre-emptive right on the 34 216 680 shares held by Murray & Roberts Limited in Unitrans, at 2632 cps, the related offer to Unitrans minorities attracted acceptances in respect of 1 050 Unitrans shares, translating to an additional investment in Unitrans of R900,6 million. As a result, Steinhoff now holds 62,8% of Unitrans' issued share capital;
- Steinhoff Europe AG (Austria) ("Steinhoff Europe") successfully placed 7 and 10-year long-term loan notes in the United States private placement market to raise amounts of US$ 284,5 million and Euro 23,5 million. On closing this transaction, the amounts raised were swapped into the Euro equivalent of Euro 244 million. From the proceeds, the term loan portion of Euro 175 million of the previous Syndicated Loan Facility ("SLF") was redeemed and the balance is to be used for general corporate purposes;
- Steinhoff Europe concluded a new SLF for an amount of Euro 235 million comprising a new revolving credit facility. The new SLF replaced, and expanded, the previous revolving credit facility of Euro 125 million, at an improved interest margin, and has a term of 3 years from 30 June 2005, with an option to extend for a further year. A syndicated acquisition finance facility of GBP 100 million was raised in the UK at an average margin above LIBOR of 45 bps;
- on 15 June 2005, Steinhoff Investments, a wholly-owned subsidiary of the company, issued Perpetual Preference shares to raise an amount of R650 million before costs in order to optimise the Group's balance sheet structure through the provision of appropriate permanent capital to fund its growth and development. These preference shares are non-participating, non-redeemable and bear a cumulative semi-annual dividend based on 75% of the prime bank overdraft rate from time to time;
- *in June 2005, Steinhoff Europe acquired 60,8% of Homestyle's issued share capital,* pursuant to a subscription for 157,6 million shares in Homestyle at 55 pence per share and through a series of placements of shares for cash ("the Homestyle re-financing") underwritten by Steinhoff Europe. The Homestyle re-financing raised an amount of GBP 105 million, before expenses, from the proceeds of which Homestyle's entire amount of bank borrowings were redeemed and an outstanding Value Added Tax claim in respect of structural guarantees settled. In addition, Steinhoff Europe agreed to make available a working capital facility of GBP 20 million to Homestyle for the period ending on 31 October 2006. As a result of the re-financing, Homestyle is largely interest-bearing debt free. It is now in a position to enhance its product offering through better merchandising and increase its margins through improved suppliers' terms. Homestyle operates through two divisions : the Bed division, with 400 stores under the "Bensons for Beds", "Sleepmasters" and "Bedshed" trade names, and the Furniture division which trades through 180 stores under the "Harveys" trade name. *Homestyle last reported an annual revenue of approximately GBP450 million* (R5 428 million at R12,0633: 1 GBP as at 30 June 2005) none of which was included in the results for the year under review. Following this acquisition, Ian Topping, our UK Chief Executive Officer ("CEO"), was appointed as CEO of Homestyle. Markus Jooste and Jan van der Merwe joined the Board as non-executive directors. Homestyle is listed on the London Stock Exchange.

In addition, on 1 September 2005 a book-building process managed by Nedcor Securities (Pty) Limited, closed in respect of the sale by Salton Inc. of 111 544 628 shares in Amalgamated Appliances Limited ("AMAP") (being 52,6% of the issued share capital). The book-build was closed at a price of 495 cents per AMAP share (cum the dividend of 17 cps declared on 24 August 2005) and delivery and settlement will occur on or about 30 September 2005. Steinhoff Africa Holdings (Pty) Limited and its nominee(s) were allocated 53 259 690 AMAP shares (a 25,1% interest) for a total consideration of R263,6 million payable against *delivery of the relevant shares in dematerialised form.*

AMAP is a well-known distributor in South Africa of consumer electronic equipment and electrical appliances. Major brand names include: Appliance division: Russell Hobbs, Remington, Salton, Tedelex, Pineware and Haz, and Consumer Electronics division: Pioneer, *Toshiba, Sansui, Tedelex and Tannoy. Substantial synergies between AMAP and Steinhoff* Africa exist in respect of, particularly warehousing, logistics and distribution. AMAP, as an associated company of Steinhoff, should also bring other benefits to bear in the form of enhanced utilisation of sourcing, infrastructure and purchasing power.

OUTLOOK

The previously separate European sourcing activities had been combined with those of the Australian sourcing businesses to form Steinhoff International Sourcing division which now operates an expanded centralised buying office in China. This venture is showing good potential and is expected to become a major growth driver into the future.

In the German region, the Group continues to gain market share on the back of the consolidation trend that continued during the year under review. The German economy is showing signs of recovery and increased consumer confidence as a result of political change and economic policy reforms that are expected. The level of order books in respect of our main product categories augurs well for the future. Efficiency enhancements are delivering the desired results and strategies such as centralised distribution and logistics, have already had a positive effect on European margins.

The acquisition of Homestyle, coupled with the Group's production capacity in Eastern Europe and sourcing and logistic capabilities, point to excellent prospects in terms of incremental business and hence, a better recovery of fixed overheads. The recent corporate failures in the United Kingdom and fully integrated nature of Steinhoff's operations in that market, positions the Group for growth in market share through the optimisation of Homestyle's substantial retail distribution base.

In South Africa, the buoyancy in the retail sector is expected to continue.

PG Bison forms a pivotal part of the Group's Timber strategy and further investments will be made to secure future sustainable sources of supply. The expansion at PG Bison's Piet Retief plant was completed in May 2005 and is delivering satisfying results.

The Unitrans acquisition and the related operational synergies are expected to contribute favourably to future earnings growth.

Management expects to achieve growth in headline earnings from [illegible]

[illegible] of the Board of Directors

BE Steinhoff
Executive Chairman

MJ Jooste
Chief Executive Officer

STEINHOFF INVESTMENT HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number: 1954/001893/06)
(JSE Code: "SHFF" ISIN: ZAE000068367)
("Steinhoff Investments")

Steinhoff Investments is a wholly-owned subsidiary of Steinhoff International Holdings Limited ("Steinhoff"), except for the 6 500 000 variable rate, cumulative, non-redeemable, non-participating preference shares with a par value of 0,1 cent each in the capital of Steinhoff Investments, issued at a premium of R99,99 per share ("the Preference Shares)". The Preference Shares were listed on the JSE Limited on 15 June 2005. With effect from 1 May 2005, Steinhoff Investments acquired the entire issued share capital held by Steinhoff in its *two main operating subsidiaries, Steinhoff Möbel Holdings Alpha GmbH and Steinhoff Africa* Holdings (Proprietary) Limited ("the acquisition") and as such, Steinhoff Investments became the intermediate wholly-owned holding company for all of Steinhoff's investments.

Had the acquisition been effective on 1 July 2004, the relevant financial information on Steinhoff and Steinhoff Investments for the year ended 30 June 2005 would have been identical. However, no consolidated financial statements for Steinhoff Investments have been prepared in respect of the two month period ended 30 June 2005, but preference shareholders are referred to the above results of Steinhoff for a full appreciation of the consolidated results and financial position on the basis of a full twelve-month reporting period. *With the annual report of Steinhoff for the year ended 30 June 2005 full details of the audited* company financial statements of Steinhoff Investments, together with such notes and other information as will be required to arrive at an informed view of Steinhoff Investments' results and financial position in relation to Steinhoff as a whole, will be provided to preference shareholders.

The first dividend to be declared in respect of the Preference Shares will be for the period from their issue date up to and including 31 December 2005. This dividend will be considered and declared in accordance with the terms of issue of the Preference Shares, during March 2006 and, after declaration, be payable by the end of April 2006.

On behalf of the Board of Directors

D Konar
Non Executive Chairman

JHN van der Merwe
Executive Director

12 September 2005

DISTRIBUTION OUT OF SHARE PREMIUM: CASH DISTRIBUTION

Notice is hereby given that, in accordance with the authority granted to the directors of the company in terms of Article 56A of the company's Articles of Association, a cash distribution *from share premium in lieu of a dividend, of 30 cents per share (2004: dividend of 22 cps)* has been declared and, subject to shareholders' approval of the necessary ordinary resolution, will be payable to shareholders recorded in the books of the company at the close of business on Friday, 9 December 2005 ("the capital distribution"). The capital distribution will be made in terms of the general authority to be approved by shareholders at the annual general *meeting of the company to be held on Friday, 25 November 2005 ("the AGM"). At the date* hereof, firm indications to vote in favour of the relevant ordinary resolution have been received from shareholders holding equivalent to 56% of the total votes exercisable at the AGM. The salient dates of this distribution are:

	2005
AGM held	Friday, 25 November
Last date to trade cum capital distribution	Friday, 02 December
Shares trade ex capital distribution	Monday, 05 December
Record date	Friday, 09 December
Payment date	Monday, 12 December

On Monday, 12 December 2005, the capital distribution will be electronically transferred to the bank accounts of certificated shareholders who utilise this facility. In all other instances of certificated holders, cheques dated 12 December 2005 will be posted on or about that date. Shareholders who have dematerialised their shares will have their accounts credited on 12 December 2005.

In terms of the Companies Act, the directors confirm that after the payment of the capital distribution, the company will be able to pay its debts as they come due in the ordinary course of business and its consolidated assets, fairly valued, will exceed its consolidated liabilities.

ANNUAL REPORT

The Annual Report will be mailed to shareholders in due course. The annual general meeting is scheduled to take place at 08:00 on Friday, 25 November 2005, at the registered office of the Company.

By order of the board

SJ Grobler
Company Secretary

12 September 2005

Administration

Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)
JSE share code: SHF
ISIN code: ZAE000016176
("Steinhoff" or "the company" or "the Group")
Registered office
28 Sixth Street, Wynberg, Sandton, 2090, Republic of South Africa
Tel +27 (11) 445 3000 Fax +27 (11) 445 3099
Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
[illegible] Marshall Street, Johannesburg, 2001
[illegible] Grobler [illegible]
[illegible] Deloitte & Touche [illegible]
[illegible] PSG Capital Limited
Directors BE Steinhoff (chairman), MJ Jooste (chief executive officer), DE Ackerman', CE Daun'*, [illegible] du Plessis', [illegible], D Konar', JF Mouton', FJ Nel, FA Sonn', NW Steinhoff'*, DM van der Merwe, JHN van der Merwe, RH Walker# #Australian *German 'Non-executive

www.steinhoffinternational.com



RAW MATERIALS | MANUFACTURING | WAREHOUSING | DISTRIBUTION AND RETAIL

audited results

for the year ended 30 June 2005

Steinhoff International Holdings Ltd

Abridged consolidated income statement

for the year ended 30 June 2005

	Notes	Audited year ended 30/06/05 R'000	*Audited (restated) year ended 30/06/04 R'000	% increase
Revenue		19 114 369	10 572 130	81
Operating income before depreciation and exceptional items		2 452 885	1 515 590	62
Depreciation		(435 567)	(214 302)	
Operating income after depreciation		2 017 318	1 301 288	55
Exceptional items	1	(24 068)	(128 922)	
Earnings before goodwill amortisation, interest and taxation		1 993 250	1 172 366	70
Goodwill amortised		-	(38 592)	
Earnings before interest and taxation		1 993 250	1 133 774	76
Net finance charges		(165 728)	(76 838)	
Earnings before taxation		1 827 522	1 056 936	73
Taxation		(222 120)	(145 444)	
Earnings after taxation		1 605 402	911 492	76
Share of associate companies' income		50 265	115 474	
Attributable to minorities		(64 112)	(4 012)	
Income attributable to shareholders		1 591 555	1 022 954	56
Number of shares in issue ('000)		1 130 584	1 122 966	1
Weighted average number of shares in issue ('000)		1 128 054	1 067 461	6
Attributable income (R'000)		1 591 555	1 022 954	56
Headline earnings (R'000)	2	1 589 840	1 177 840	35
Basic earnings per share (cents)		141	96	47
Headline earnings per share (cents)		141	110	28
Diluted basic earnings per share (cents)		138	94	47
Diluted headline earnings per share (cents)		138	108	28
Distribution per share (cents)		30	22	
Note 1: Exceptional items (R'000)				
– Profit on disposal of business		-	234	
– Loss on disposal of business		(1 434)	-	
– Discontinued operations and closure cost		(7 400)	(69 652)	
– Impairment of property, plant and equipment		(15 234)	(59 504)	
		(24 068)	(128 922)	
Note 2: Headline earnings calculation				
Income attributable to shareholders		1 591 555	1 022 954	
Adjustment for:				
– Exceptional items		24 068	128 922	
– Goodwill amortisation		-	38 592	
– Profit on disposal of property, plant and equipment		(27 077)	(6 514)	
– Loss/(profit) on disposal of property, plant and equipment included in share of associate income		1 294	(707)	
– Goodwill amortisation included in share of associate income		-	3 493	
– Negative goodwill included in share of associate income		-	(8 900)	
Headline earnings for the year		1 589 840	1 177 840	

* *Prior year figures have been restated to reflect the effect of the changes in the methods of recognising operating lease costs, the restatement of associated companies' figures to reflect the restatement of foreign operations into their functional currency, the proportionate consolidation of joint ventures and the change in the method of accounting for operating lease costs. These adjustments had the effect of reducing basic earnings per share from 97c to 96c and headline earnings per share from 112c to 110c.*

Abridged consolidated cash flow statement

for the year ended 30 June 2005

	Audited year ended 30/06/05 R'000	*Audited year ended 30/06/04 R'000
Operating profit before working capital changes	2 414 635	1 441 942
Net changes in working capital	(990 526)	97 420
Cash generated from operations	1 424 109	1 539 362
Net finance costs	(165 728)	(76 838)
Dividends paid	(333 076)	(34 333)
Dividends received	19 957	18 560
Taxation	(201 083)	(117 480)
Net cash inflow from operating activities	744 179	1 329 271
Net cash outflow from investing activities	(2 479 035)	(1 363 982)
Net cash inflow from financing activities	2 996 213	1 688 230
Net increase in cash and cash equivalents	1 261 357	1 653 519
Effects of exchange rate changes on cash and cash equivalents	(502)	2 392
Cash and cash equivalents at beginning of period	3 656 442	2 000 531
Cash and cash equivalents at end of period	4 917 297	3 656 442
Cash and cash equivalents can be reconciled to the balance sheet as follows:		
– Cash and cash equivalents above	4 917 297	3 656 442
– Overdrafts included in financing activities	(731 948)	(10 677)
Cash and cash equivalents per balance sheet	4 185 349	3 645 765

* *The changes in accounting policies had no cash flow effect.*

Abridged consolidated balance sheet

at 30 June 2005

	Audited year ended 30/06/05 R'000	*Audited (restated) year ended 30/06/04 R'000
ASSETS		
Non-current assets		
Property, plant and equipment, plantations and intangible assets	8 876 959	3 291 882
Investments and loans	1 453 101	1 360 458
Deferred tax assets	375 205	129 675
	10 705 265	4 782 015
Current assets		
Accounts receivable and short-term loans	5 877 610	3 766 704
Inventories	2 937 671	1 348 515
Cash and cash equivalents	4 185 349	3 645 765
	13 000 630	8 760 984
Total assets	23 705 895	13 542 999
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary share capital and reserves	8 276 191	6 454 606
Preference share capital	643 879	–
	8 920 070	6 454 606
Minority interest	1 273 815	35 241
Non-current liabilities		
Deferred tax liabilities	898 691	118 512
Long-term liabilities	5 393 680	3 174 015
Long-term licence fee liability	143 893	180 621
Long-term provisions	235 478	24 838
	6 671 742	3 497 986
Current liabilities		
Net interest bearing	763 444	523 269
Accounts payable and provisions	6 076 824	3 031 897
	6 840 268	3 555 166
Total equity and liabilities	23 705 895	13 542 999
Net asset value per ordinary share (cents)	732	575
Gearing ratio (net)	22%	0%
Closing exchange rate – Rand: Euro	8,0965	7,5563

* *Prior year figures have been restated to reflect the effect of the changes in the methods of recognising operating lease costs, the restatement of associated companies' figures to reflect the restatement of foreign operations into their functional currency, the proportionate consolidation of joint ventures and the change in the method of accounting for operating lease costs.*

Consolidated statement of changes in equity

for the year ended 30 June 2005

	Ordinary share capital and premium R'000	Preference share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total R'000
Balance at 30 June 2003*	2 240 944	–	243 609	2 387 948	4 872 501
Earnings attributable to shareholders	–	–	–	1 022 953	1 022 953
Dividends paid	–	–	–	(34 141)	(34 141)
Issue of shares	920 934	–	–	–	920 934
Decrease in foreign currency translation reserve	–	–	(329 837)	–	(329 837)
Financial Instruments revaluation reserve	–	–	(14)	–	(14)
Share of associate companies' retained earnings transferred to non-distributable reserves	–	–	13 341	(13 341)	–
Share of associate companies' retained earnings transferred to distributable reserves	–	–	(23 292)	23 292	–
Investment reserves released to income	–	–	(1 125)	–	(1 125)
Increase in investment reserve	–	–	3 335	–	3 335
Balance at 30 June 2004	3 161 878	–	(93 983)	3 386 711	6 454 606

	Ordinary share capital and premium R'000	Preference share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total R'000
Balance at 30 June 2004*	3 161 878	–	(93 983)	3 386 711	6 454 606
Earnings attributable to shareholders	–	–	–	1 591 555	1 591 555
Dividends paid	–	–	–	(248 970)	(248 970)
Issue of shares	28 977	643 879	–	–	672 856
Negative goodwill released	–	–	–	110 957	110 957
Increase in foreign currency translation reserve	–	–	342 222	–	342 222
Share of associate companies' retained earnings transferred from non-distributable reserves	–	–	(126 893)	126 893	–
Financial instruments *revaluation reserve*	–	–	482	–	482
Decrease in investment reserve	–	–	(3 638)	–	(3 638)
Balance at 30 June 2005	3 190 855	643 879	118 190	4 967 146	8 920 070

* *Prior year figures have been restated to reflect the effect of the changes in the methods of recognising operating lease costs, the restatement of associated companies' figures to reflect the restatement of foreign operations into their functional currency, the proportionate consolidation of joint ventures and the change in the method of accounting for operating lease costs.*

Notes

1. ***Basis of preparation***
   The accounting policies used in the preparation of the twelve months results announcement are, unless otherwise indicated herein, consistent with those applied in the previous period. These results are compiled in accordance with the South African Statement of Generally Accepted Accounting Practice AC127 applicable to financial reporting, the Listings Requirements of the JSE Limited and Schedule 4 of the Companies Act of South Africa.
   Basic earnings per share is calculated by dividing attributable income by the weighted average number of ordinary shares in issue during the 2005 year. Headline earnings per share is calculated by dividing headline earnings by the weighted average number of ordinary shares in issue during the year. Fully diluted earnings and headline earnings per share take into account the dilutive effect of share options held by employees, and the potential ordinary shares issuable as settlement for the vendors liability as a result of the PG Bison acquisition.
2. ***Changes in accounting policies***
   AC501 accounting for secondary tax on companies ("STC") is effective for years commencing on or after 1 January 2004. This statement was effectively adopted for the first time by the Group in the previous financial year when a deferred tax asset was raised on the STC credits. The amount carried as an asset at 30 June 2005 amounted to R0,16 million (2004: R1,5 million).
   Circular 7/2005: Operating leases which was issued by the South African Institute of Chartered Accountants on 2 August 2005, and refers to the requirements of AC105: Leases, in terms of which operating leases with fixed rental increases must be accounted for on the straight-line basis. In South Africa, the previous accounting treatment of such operating leases was generally not consistent with the requirements of AC105. The impact of accounting for operating lease costs on the straight-line basis rather than the cash flow basis had the effect that opening retained earnings have been adjusted by approximately R69 million and the operating lease charges for the current and prior years have increased by R10 million and R16 million respectively. These amounts are gross and the deferred tax effect has been accounted for accordingly.
   AC140 (IFRS 3) Business combinations was adopted for the first time by the Group for the year ended 30 June 2005. The first time adoption of AC140 has the effect that goodwill is no longer amortised but rather tested for impairment annually and previously recognised negative goodwill is released to distributable reserves. The adoption of this statement had a material impact in the current year as the Group successfully concluded a number of significant strategic investment deals on a global basis. These include the acquisition of a further significant portion in Unitrans Limited ("Unitrans") in terms of the Group's pre-emptive right against the Murray & Roberts Limited's shareholding in Unitrans. This has resulted in Unitrans becoming a subsidiary, effective January 2005. In Germany, the Group acquired certain assets of the Hukla Group of companies and in the United Kingdom, the Group acquired a controlling share in the Homestyle Group Plc. In terms of AC140, the Group also adopted AC129 (Revised) in connection with intangible assets.
3. *Audit opinion*
   The consolidated annual financial statements for the year ended 30 June 2005 has been audited by Deloitte & Touche and their accompanying unqualified audit report as well as their unqualified audit report on this set of summarised financial information are available for inspection at the company's registered office. These summarised financial statements have been derived from the Group financial statements and are consistent in all material respects, with the Group financial statements.
4. *Corporate governance*
   The Group subscribes to and complies with the Code on Corporate Governance Practices as contained in the second King Report on Corporate Governance.
5. *Social responsibility*
   Steinhoff continues to be recognised for its corporate social investment activities. Management remains committed to the related initiatives. A number of social responsibility projects are currently underway. A sound working relationship is maintained with the relevant Unions. Ongoing skills and equity activities continue to ensure compliance with current legislation.
6. *Related party transactions*
   The company entered into various related party transactions. These transactions are no less favourable than those arranged with third parties.
7. *Subsequent events*
   No significant events, except for the AMAP transaction referred to under "Corporate Activity", have occurred in the period between the year-end and the date of this report.

Commentary

REVIEW OF RESULTS

PRELIMINARY

The average exchange rate used for converting Euro income and expenditure to Rand was R7,9091: €1 compared to R8,2145: €1 in respect of the year ended 30 June 2004, representing a further strengthening in the Rand conversion rate of 4%.

The Group's business model of an expanded geographical base, combining and growing the mix between third party sourcing *vis-à-vis* own manufacturing, and diversification and integration strategies which differ from region to region, remain effective. The results were delivered in a period where the market conditions in Continental Europe and the United Kingdom continued to be depressed, whereas the Pacific Rim remains competitive. South Africa continued to experience strong consumer demand as a result of consumer confidence and sound economic fundamentals. The competitive situation in the United Kingdom led to the acquisition, with effect from 30 June 2005, of a 60,8% interest in the retailer, Homestyle Group Plc.

PERFORMANCE

The Group's revenues increased by 81% from R10 572 million to R19 114 million. A portion of this increase was attributable to the consolidation, for the first time, of the results of Unitrans (6 months) and PG Bison Holdings (Pty) Limited ("PG Bison") (12 months), both of which were previously associates and are now subsidiaries of the Group.

The Group generated 52% (2004: 83%) of its revenues in currencies other than South African Rand, principally Euro, Pound Sterling ("GBP"), US Dollar ("US$") and Australian Dollar ("AUD"). The revenue achieved in Euro terms increased by 88% from Euro 1 287 million to Euro 2 416 million.

Headline earnings grew by 35% from R1 178 million in 2004 to R1 590 million.

Headline earnings per share increased 28% to 141 cents (2004: 110 cents) with basic earnings per share increasing 47% to 141 cents (2004: 96 cents). The weighted average number of shares in issue increased by 6% during the year to 1 128,1 million (2004: 1 067,5 million).

Ordinary shareholders' funds at 30 June 2005 amounted to R8 276 million (2004: R6 455 million). *Return on average ordinary shareholders' funds increased to 22% (2004: 21 %). The net asset* value per ordinary share improved further by 27% from 575 cents to 732 cents per share, notwithstanding an increase in the number of issued shares to 1 130,6 million at 30 June 2005 (2004: 1 123,0 million).

The Group's cash flow from operations was R1 424 million (2004: R1 539 million). Cash *generation is calculated after a net increase in working capital of R991 million (2004: decrease* of R97 million) This was attributable to an increase in inventory and accounts receivable commensurate with the Group's growth in activity levels, and the continuation of the policy of accelerated payments to suppliers to obtain preferential treatment.

The average operating margin of the Group was 10,6 % for the year. However, in order to *facilitate comparison with previous periods, if the effects of Unitrans' lower margins are* eliminated on a pro forma basis, the operating margin of the remainder of the Group improved to 13% (2004: 12,5%). The Group continues to benefit from enhanced efficiencies throughout the supply chain, its critical mass and its policy to fund third party suppliers to achieve favourable terms of supply of outsourced products.

Net finance charges for the year were R166 million (2004: R77 million). Those finance charges include the net finance charges of Unitrans for the latter six months of the year and reflect the higher activity levels of the Group. The impact of the increased finance charges was partially off-set by strong operating cash generation, the lower cost of debt in South Africa as well as in Europe, and the lower average exchange rate at which Euro finance charges were converted to South African Rand. The funding of approximately GBP 87 million required for the Homestyle investment (R1 050 million at the spot rate of R12,0633: 1 GBP ruling at 30 June 2005) was met from the Group's cash resources in the UK.

At 30 June 2005 Steinhoff had net interest bearing debt of R1 972 million (2004: net cash assets of R34 million) resulting in a debt: equity ratio of 22%.

The Group's taxation charge increased to R222 million (2004: R145 million) in line with expectations. Management remains confident that the average tax rate of the Group will not exceed 15% of pre-tax income for the foreseeable future.

The Group's expansion of the buying office in China and the centralisation of all third party sourcing and distribution activities under the Pacific Rim division are continuing to deliver positive results. The wholesale, distribution & retail business segment, which already comprises 51% of Steinhoff's sourcing revenue, enhances the Group's flexibility and product offering and continues to contribute to market share gains in the Group's principal markets.

SEGMENTAL ANALYSIS

The Group's main activity as an integrated global lifestyle supplier is focused on manufacturing and wholesale, distribution and retail.

Segmental analysis in euro '000

12 months ended 30 June 2005

	Revenue 30/06/2005	Revenue 30/06/2004	% change
Manufacturing	1 189 241	892 890	33
Wholesale, distribution and retail	1 227 516	394 118	211
Total	2 416 757	1 287 008	88